

Mail Stop 3030

January 29, 2010

Mr. Paul Ashton
Chief Executive Officer
pSivida Corp.
400 Pleasant Street
Watertown, MA 02472

> **Re: pSivida Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 25, 2009**
> **File No. 000-51122**

Dear Mr. Ashton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Exhibits

1.   Please provide us with a copy of the order granting confidential treatment for the omitted portions of Exhibit 10.15 to this Form 10-K, the Amended and Restated Collaboration Agreement with Alimera Sciences, Inc. which you filed as Exhibit 10.1 to your Form 10-Q on May 12, 2008.

Index to Consolidated Financial Statements, page F-1

Note 2. Significant Accounting Policies, page F-8

-Goodwill and Acquired Intangible Assets, page F-10

2.   We note from page F-3 that you have recorded $28.8 million of intangible assets on your
        balance sheet at June 30, 2009. We further note from page F-4 and from your September,
        30 2009 Form 10-Q that you have reported net operating losses for the three years ended
        June 30, 2009 and during the three months ended September 30, 2009. In light of this
        fact, please tell us and revise your future filings to explain how you determined that your
        intangible assets were not impaired as of June 30, 2009 or September 30, 2009.

Note 3. License and Collaboration Agreements, page F-14

3.   We note from your disclosures here, on pages 6 – 7, on page 30, and throughout the filing
        that you have entered into a collaboration agreement with Alimera and received certain
        consideration. We further note that you deferred $18.3 million of this consideration from
        the effective date of the agreement and that you are recognizing the revenue on a straight-
        line basis over the performance period of 21.5 months. Please tell us and revise your
        future filings to address the following:

        •   Please explain in more detail how you considered the guidance in 605-25 of the
            FASB Accounting Standards Codification to recognize the revenue for each element
            of this arrangement as a separate unit of accounting rather than as a single unit of
            accounting. Within your discussion, please clearly explain each element of the
            agreement that you have identified and its accounting treatment.

        •   Please explain in more detail how you determined that 21.5 month performance
            period was an appropriate performance period to defer the up-front payments over.
            Within your discussion, please explain the performance obligation that you are to
            provide to Alimera in return for this consideration. Refer to the guidance in SAB
            Topic 13.

        •   Please explain in more detail why you are recognizing these fees for research and
            development as revenue on a gross basis rather than as a component of research and
            development expense.

        Cite the accounting literature relied upon and how you applied the literature to your
        situation. We may have further comments based upon your response.

4.   Further to the above, we note that you are to receive other consideration for this
        agreement comprised of, among other things, conditional principal and interest payments
        of up to approximately $21.3 million through September 2012 under a note issued by

Alimera. Please tell us and revise your future filings to explain in more detail how you have accounted for this note. Cite the accounting literature relied upon and how you applied it to your situation.

Note 8. Derivative Liabilities, page F-18

Warrants Issued to Investors, page F-18

5. Please revise this note in future filings to disclose the significant assumptions such as the volatility, risk free interest rate, expected life, etc. utilized in the Black-Scholes Model used to value your outstanding warrants. Refer to the guidance in 718-10-50-2 of the FASB Accounting Standard Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin Vaughn,

Accounting Branch Chief, at (202) 551-3643 with any questions. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3637 if you have questions on any other comments.

Sincerely,

Jay Mumford
Senior Attorney